August 21, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (925) 842-2846

David J. O'Reilly
Chairman of the Board and Chief Executive Officer
Chevron Corporation
6001 Bollinger Canyon Road,
San Ramon, California
94583-2324

>   **Re: Chevron Corporation**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed March 19, 2007**
>   **File No. 001-00368**

Dear Mr. O'Reilly:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Compensation Discussion and Analysis, page 16
The Management and Compensation Committee, page 16

1.   We direct you to Item 407(e)(3)(iii) of Regulation S-K. Please revise your disclosure to more fully describe the material elements of the role of compensation consultants retained by the company and to clarify the respective roles of Hewitt Associates, which is described as the company's "primary independent compensation advisor" and Pearl Meyer & Partners. Please disclose the nature and scope of their respective assignments and the material elements of the instructions and directions given to the consultants with respect to the performance of their duties.

Competitors, page 16

2.   Please revise to disclose the 25 "capital-intensive international companies" against which compensation is benchmarked. Moreover, expand your disclosure to clarify the "similar business characteristics" that are shared between the company and the 25 general industry comparators. Please see Item 402(b)(2)(xiv) of Regulation S-K.

3.   We note that you choose to benchmark various elements of compensation against three separate groups, the competitor peer group, the general energy industry and the aforementioned group of 25 companies. Provide further explanation as to why you choose to benchmark certain elements of compensation and not others against a particular comparator group.

Key Elements of Compensation, page 17
Allocation Among Components, page 18

4.   You indicate that each element of compensation is generally targeted to approximate the median of the comparator group. Please disclose the percentiles represented by *actual* compensation paid for 2006. To the extent actual compensation paid to an executive officer varied from the targeted percentile, provide an analysis of the reasons for the divergence.

5.   The emphasis of your Compensation Discussion and Analysis should not be the compensation committee's processes and deliberations, but rather an analysis of the resultant compensation. Throughout your Compensation Discussion and Analysis and as to each compensation element, revise to provide an analysis of how you arrived at and why you paid each of the particular levels and forms of

compensation you did for 2006. For example, on page 18, you state that the committee does not use a specific formula to weigh the performance factors used in determining the amount of compensation or the allocation of compensation to the various elements and that the weight given each factor is within the committee's discretion and judgment, but is designed to target median values. You also state that the committee considers the appropriateness of the entire package. In your Compensation Discussion and Analysis, please revise to analyze how the committee's consideration of the performance factors, its discretion, judgment and considerations of appropriateness resulted in the amounts paid for each element and how that compared to the target median values or other benchmarks considered.

Base Pay, page 18

6.   Please revise to more clearly identify the "goals, objectives and strategic intents" you reference in your disclosure with respect to the determination of actual salaries. See Item 402(b)(1)(v) of Regulation S-K. In addition, specify how Mr. O'Reilly's "responsibility and contributions," to the company, the size and complexity of the business and his relative compensation position with respect to the peer group, factored into the base salary awarded. Similarly address how each named executive officer's "individual performance" and the competitive market position factored into the salaries awarded to such executives. See Item 402(b)(2)(vii) of Regulation S-K.

7.   As noted in Section II.B.1 of Release 33-8732A, the Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers. For example, please explain the reasons why the chief executive officer's base salary was significantly higher than that of the next highest paid named executive officer. Similarly, explain why the chief financial officer received less base salary and equity compensation than the executive vice president.

Short-Term Incentive Plan, page 19

8.   We direct you to Instruction 1 to Item 402(b) of Regulation S-K. Your discussion in this section is unclear. Please revise to provide a more concise and simplified analysis of how the Management Incentive Plan works in practice. For example, revise to clarify the following in your disclosure:

- an analysis of how corporate, reporting unit, business unit and individual performance determined the award amounts;
- the "desired leadership behaviors" that factor into the amounts of the awards and that comprise the Leadership Performance Factor;

- an analysis of how the mentioned factors helped determine the corporate fund and the corporate fund's relationship to the compensation paid to the named executive officers;
- what a reporting unit rating is, the specific operational and financial metrics used to establish the reporting unit rating and how it is applied to determine the awards distributed; and,
- whether there is an upper limit or a defined range within which the MIP total fund and corporate fund component are set, and if yes, identifying the upper limit or defined range used in the prior fiscal year.

9. Supplement your diagram and disclosure to show, by reference to the awards made pursuant to the Management Incentive Plan to the named executive officers, how the identified components in the formula work together in deriving an amount or award. As noted above, please revise to include an analysis of why the resultant amount or award was paid. See Item 402(b)(1)(v) of Regulation S-K.

Long-Term Incentive (Long Term Incentive Plan), page 20

10. We refer you to Items 402(b)(1)(v) and 402(b)(2)(ix) of Regulation S-K. Revise to clarify the quantitative and qualitative factors considered in determining amounts awarded under the plan based on reference to specific targets established for each of the named executive officers. Although you disclose that payout of performance shares occurs only if the company's TSR meets or outperforms the median of the competitor group, you have omitted disclosure of the actual TSR of the last fiscal year or the "median" target level established during fiscal 2006. Please disclose all targets established for fiscal 2006. To the extent you believe that disclosure of these targets is not required because it would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. Please also note that to the extent disclosure of the quantitative or qualitative performance-related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels or other factors. Please disclose the factors considered by the compensation committee in setting performance-related objectives. Please see Instruction 4 to Item 402(b) of Regulation S-K.

11. Consistent with the requirements of Item 402(b)(1)(v) of Regulation S-K, please clarify the factors considered when awarding the above and below standard individual grants made on a case-by-case basis each year. Moreover, specify the number of such grants if any, made to any of the named executive officers.

12. If true, please revise to disclose and clarify that the performance modifier metric is determined in a manner that ensures that company performance is measured not on an absolute basis but rather relative basis in order to discount any drastic

changes in absolute performance that are the result of industry-wide changes in oil and gas prices that are unique to your industry.

Grants of Plan-Based Awards, page 26

13.   It does not appear that the tabular information presented in the table is complete. To the extent that the targets disclosed in column (d) are further adjustable based on the additional application of the percentage multipliers with respect to the corporate fund, reporting unit or strategic business unit ratings and the Leadership Performance Factor multiples noted in footnote 1, please revise to show the maximum amount of an award in column (e) of the table for each named executive officer. See Instruction 2 to Item 402(d) of Regulation S-K.

14.   Avoid overly complex presentations that make the substance of your disclosure difficult to understand. Please revise the disclosure in footnote 2 to clearly and concisely explain how performance shares are paid for and how the "performance modifier" is determined and applied.   See Item 402(e) of Regulation S-K.

Potential Payments Upon Termination or Change in Control, page 32

15.   Please describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits under the severance and change of control plans. See Items 402(b)(1)(v) and 402(j)(3) of Regulation S-K.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3757 with any questions.

Sincerely,

Mellissa Campbell Duru
Attorney Advisor